January 2018 Creating a Leader in Proppant and Industrial Materials Solutions Filed by Unimin Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Fairmount Santrol Holdings Inc. (Commission File No. 001-36670)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those anticipated or implied in forward looking statements are described in Fairmount Santrol’s Form 10-K under the heading “Cautionary Statement Regarding Forward-Looking Information”, as well as the information included in Fairmount Santrol’s Current Reports on Form 8-K and other factors that are set forth in management’s discussion and analysis of Fairmount Santrol’s most recently filed reports with the SEC. Other factors will be set forth in a registration statement which Unimin intends to file with the SEC. Additional important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the merger not being timely completed, if completed at all; if the merger is completed, the impact of any undertakings required by the parties in order to obtain regulatory approvals; prior to the completion of the merger, Fairmount Santrol’s and/or Unimin’s respective businesses experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, business partners or governmental entities; the industry may be subject to future regulatory or legislative actions that could adversely affect Fairmount Santrol’s and/or Unimin’s respective businesses; and the parties being unable to successfully implement integration strategies. While Fairmount Santrol and/or Unimin may elect to update forward-looking statements at some point in the future, Fairmount Santrol and Unimin specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today. Additional Information In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Fairmount Santrol STOCKHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of Fairmount Santrol. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Fairmount Santrol at its website, www.Fairmount Santrol.com. Participants in Solicitation Fairmount Santrol, Unimin and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning Fairmount Santrol’s participants is set forth in the proxy statement, dated April 6, 2017, for Fairmount Santrol’s 2017 Annual Meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of the participants in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Disclaimer and Forward Looking Statements

Note on GAAP and IFRS Reporting Standards Fairmount Santrol prepares its financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, while Unimin currently prepares its financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. As a result, the financial information of Fairmount Santrol and Unimin may not be directly comparable. In addition, the combined company information has been prepared based on a simple arithmetic sum of the results of Fairmount Santrol and Unimin, and was not prepared in accordance with Regulation S-X of the SEC’s rules for pro forma financial information, and you should therefore not place undue reliance on this information. Information regarding Unimin’s results will be presented in the registration statement or Form S-4 in accordance with US GAAP and therefore may differ from the equivalent information presented herein. Financial Forecasts The information contained herein includes certain non-public financial forecasts, statements, estimates and projections (collectively, the “financial forecasts”) with respect to, among other matters, anticipated future performance of Fairmount Santrol and Unimin and anticipated industry trends. These financial forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These financial forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Fairmount Santrol and Unimin. There can be no assurance that these financial forecasts will be realized or that actual results will not be significantly higher or lower than forecasted. The financial forecasts cover multiple years and become subject to greater uncertainty with each successive year. In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for Fairmount Santrol’s and Unimin’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. The financial forecasts were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections and the use of non-GAAP measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. As a result, the inclusion of the financial forecasts in this document should not be relied on as necessarily predictive of actual future events or results. None of Unimin, Fairmount Santrol or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial forecasts presented herein. None of Unimin, Fairmount Santrol or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation regarding the combined company’s ultimate performance compared to the information contained in the financial forecasts or that forecast results will be achieved. Disclaimer and Forward Looking Statements

Creating Value through Scale, Diversity, and Complementary Assets Taking into account value creation from relative contribution, value of industrial business, $170M cash consideration, and share of $1 billion value from synergies as described, for illustrative purposes, on page 19 LTM 9/30/2017 Significant Value Creation to FMSA Shareholders Value creation levers suggest 55-70% increase to pre-transaction share value (1) 35% ownership provides a premium above relative contribution, including contribution of Unimin’s leading and predictably growing industrial minerals business $170M in cash consideration from Unimin Pro-rata participation in >$1Bn of value from $150M in annual synergies; to be fully realized by year 2 after close Compelling Financial Profile Significant combined earnings power, compounded by ~ $150M annual synergies Strong free cash flow generation through-the-cycle, driving flexibility in capital allocation: Rapid deleveraging of balance sheet Range of opportunities for organic investment and return of capital Leading Materials Solutions Provider Leadership position across two complementary business segments – Energy and Industrial The most extensive product portfolio, including best-in-class technology portfolio Unique ability to deliver high volume requirements through vast, fully integrated supply network Growth Opportunities & Stability Through Diversity Doubling our participation in proppant intensity trends Significantly multiplying our industrial exposure with over $240M in gross profit and volumes nearing 15M tons per annum (2) Predictable, growing industrial business at compelling multiple vs. public peers

Compelling Transaction for All Stakeholders

Transaction Structure	• Fairmount Santrol to combine with Unimin, a wholly-owned subsidiary of Sibelco • Combined company to list on NYSE concurrent with closing
Consideration and Pro Forma Ownership	• Fairmount Santrol shareholders will own 35% a stronger, well-positioned company, plus receive cash consideration of $170M (approximately $0.74 per share at current diluted share count) (1) • Unimin's parent company, Sibelco will own 65% of the combined company • LTM Sep-17 Adjusted EBITDA of ~$400M (~$550M incl. run-rate synergies) (2)(3)
Financing	• Unimin has secured commitments of $1.65Bn to refinance combined net debt of $1.5Bn (4), representing 2.8x LTM Sep-17 Adjusted EBITDA (post synergies) or 2.1x Q3 '17 Annualized EBITDA (post synergies)
Board and Governance	• After close, Jenniffer Deckard to be Chief Executive Officer and a member of the Board of Directors • Board of Directors is expected to comprise 11 members: the CEO; six directors nominated by Sibelco including the Chairman; four directors nominated by Fairmount Santrol • Sibelco CEO Jean-Luc Deleersnyder to join the Board of Directors
Closing	• Transaction expected to close mid 2018 • Subject to the approval of Fairmount Santrol shareholders – Shareholders owning 26% of outstanding shares have entered into voting agreements (5) • Regulatory approvals required • Other customary closing conditions

1. Based on fully diluted shares outstanding of 229.9MM as of 12/8/2017 using the treasury stock method
2. Including targeted synergies of approximately $150MM
3. Fairmount financials prepared under US-GAAP; Unimin financials prepared under IFRS with Adjusted EBITDA developed consistent with Fairmount methodology for comparability purposes
4. Combined net debt adjusted for certain items including the OID on the Fairmount TLB; pro forma for transaction expenses
5. As of COB 12/8/2017 (measurement date in the merger agreement)

5

FairmountSantrol UNIMIN A MEMBER OF THE SIBELCO GROUP

Fairmount Santrol – Long-Term Value Creators Broad Proppant Portfolio with High Technology Products Suite of products address all well environments (NWS, Texas Gold, Permian, RCS, SSP) A leader in proppant technology and innovation with largest portfolio of resin-coated products and Propel SSP® National Scale/Footprint ~900M tons of proven reserves across Ohio, Illinois, Wisconsin, Minnesota, Missouri and Texas Ability to adjust production mix by grade to better meet demand Ability to ship on multiple Class 1 rail lines and serve all key basins Focus on Value Enhancing Logistics 46 in-basin oil & gas terminals; 12 I&R terminals Extensive distribution and unit train capabilities reduce in-basin cost and increase effective utilization 12 unit train capable oil & gas terminals; over 70% of NWS shipped via unit train Compelling I&R Business Fully integrated I&R sand and resin solutions provider Diverse base of over 800 customers contributes to the more steady dynamics of I&R Provides for stable, predictable cash flows Long-Lasting Customer Relationships Customers include the largest pressure pumpers in the U.S., as well as regional players Strong customer base with longstanding relationships 70-80% of production is contracted with weighted average duration of ~4 years

Section 1 Overview of Unimin

Unimin – An Industry Leader

Key Highlights

- 39 Plants
- 28Mt Current Capacity
- 38 Operating Terminals
- Leader In Safety
- ~9,500 Railcars
- >450Mt Reserves
- Access to Five Class 1 Railroads
- ~2,300 Employees
- 10 Minerals Sold
- Diverse End Uses (4)

Two Complementary Segments (1)



Energy 46%
Industrial 54%
Canada
RoW
Mexico
United States
Feldspar
Others
Clays
Lime
Silica
Nepheline Syenite

Diverse Geographies

Variety of Minerals

Significant Adj. EBITDA Through-The-Cycle (2) (3)



$M
$214
$142
$245
2015
2016
LTM Sep-17
Industrial Materials
Proppant Solutions

1. LTM 9/30/2017; volume split by segment for top pie chart, revenue split for Industrial segment for two bottom pie charts
2. SG&A and other corporate cost items allocated by volume contribution; financials accounted for under IFRS with Adj. EBITDA developed consistent with Fairmount methodology for comparability purposes
3. Excludes Unimin's high purity quartz business which will remain with Sibelco
4. Unimin's Industrial products are sold into a variety of industries including: Glass, Ceramics, Metals and Castings, Construction, Coatings, Polymers, and Other various industries

8

FairmountSantrol UNIMIN

Unimin's Optimized Plant & Logistics Network

Key Statistics (1)

- Plants: 39
  - 28 plants and two RCS facilities in USA
  - 9 Plants in Mexico
  - 2 Plants in Canada
  - 12 Hybrid, 23 industrial and 4 energy plants
  - More than 13 plants with capacity of over 1Mt
- Terminals: 38 of which 32 energy



Canada
Mexico
St.Canut
NSO
Emmett
Kasota
Ottawa
Tunnel City
Portage
Oregon
Troy Grove
Utica
Pevely
Tamms
Huntingburg
Elco
Camden
Guion
Roff
Cleburne
Tuscaloosa
Sibley
Calera
Troup
Crane (2)
Voca
Gore
Dividing Creek
Marston
Lugoff
Hephzibah
McIntyre
Junction City
Canoitas
Lampazos
Apodaca
Benito Juárez
San José
Ahuazotepec
Tlaxcala
San Juan
Jáltipan
Plants
O&G Terminal
Industrial Terminal

1. Includes idled plants and terminals
2. Unimin West Texas plant currently under construction with expected completion in 2Q18

Note: See appendix for selected asset descriptions

9

FairmountSantrol unimin

Unimin’s Minerals Serve a Wide Variety of Industries ceramics polymers glass coatings oil & gas metals construction Silica ✓ ✓ ✓ ✓ ✓ ✓ ✓ Feldspar Olivine Clay & Kaolin Lime Nepheline Syenite ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ ✓ Diversity across minerals and markets provides resilient performance and multiple avenues of growth ✓ ✓

Unimin's Energy Business

A Leading Supplier of Proppants to the O&G Segments

Key Highlights

- Comprehensive portfolio of API quality quartz proppants, resin coated sands, cementing additives, gravel packing media, and drilling mud additives
- Available worldwide, these engineered products optimize drilling operations and completions to ensure well integrity and maximize fracture conductivity
- Applications include drilling, cementing, stimulation (hydraulic fracturing), production

Selected Flagship Plants & Terminals

Plants		Terminals	
Tunnel City, WI		Benwood, WV	
Roff, OK		Odessa, TX (Permian)	

Raw Sand

- High quality reserves produce monocrystalline silica grains that are spherical, stronger and have superior particle size distribution (within API specifications)
- Lower fines and turbidity
- Readily available thanks to our scale and delivery infrastructure


Northern White


Texas Brown

UNIFRAC
Brand

Coated Sand

- Superior resin-coated UNIFRAC® products
- Engineered hybrid product encompassing precured strength performance and reliable flowback control
- Superior crush strength up to 20,000 psi
- Only coated on premium UNIFRAC® substrates


Northern White

PROPSTAR
Texas Brown

Drilling Products

Well Cementing Additives

SilverBond
Brand



Gravel Packing Sand

ACCUPACK
Brand



11

FairmountSantrol unimin

Unimin's Industrial Business

Large, Resilient, and Growing Business Generating Strong Cash Flows

Key Highlights

- Highly resilient and growing business generating strong cash flows with annual gross profit in excess of $180M [1]
- Large, stable blue chip customer base
- Best-in-class and geographically diverse asset base
  - Strategically located plants in the US
  - High quality plants in Mexico serving growing markets
  - Canadian nepheline syenite plant being modernized and expanded to serve growing markets
- Owned and operated private railroad in West Virginia & New Jersey ("Winchester & Western") further enhancing Unimin's industrial supply chain logistics

Diverse Customer Segments Served

Glass		• Container, float, fiberglass, solar panels, displays • Strong cash flow generator • Long term contractual positions
Coatings & Polymers		• Industry's largest portfolio of minerals serving architectural paints, industrial coatings, adhesives, plastic applications
Ceramics		• Sanitaryware & tile applications • Housing construction main driver for production growth
Construction & Industrial Products		• Construction, chemical, consumer, environmental, engineered stone • Construction driving growth • Highly fragmented market
Metals & Castings		• Wide range of refractory & metallurgical grades • Diverse metal casting, molding and core-making applications

1. Unimin financials prepared under IFRS

Note: See appendix for additional information on the industrial segment

12

FairmountSantrol
UNIMIN

Unimin Has a Predictable and Profitable Industrial Business Further expected growth from various customers and industries served Predictable Unimin Industrial Volumes 2015A-17E CAGR: 3% Average 2015A – 2017E Gross Profit Margin (%) (2.5%) (9%) (2%) 3% 1% % Worst Gross Profit YoY Change (2) (1) (25%) Predictable Profitability Industrial Minerals Attributes Unimin has best-in-class gross profit margins compared to listed industrial peers Highly resilient industrial business delivers much less volatility than the proppant market Average of FMSA, SLCA, HCLP, EMES Calculated as largest year over year percentage decrease or smallest percentage increase of gross profit over the period Note: Historical gross profit as reported; forecasts based on broker consensus (73%) Resilient and predictable earnings and cash flow profile Diversity in customers, industries and geographies Product differentiation through performance and specification, rather than cost Close and long standing customer relationships Expected growth in excess of GDP from new products, innovation and geographic expansion

Financial Overview of Unimin Unimin financials prepared under IFRS with Gross Profit, SG&A and EBITDA adjusted for non-recurring items. Outlook Strong outlook for energy growth: Capacity additions Proppant contracts aligned with market pricing Industry wide pricing trends Cost savings from high velocity terminals 2018 outlook: Expected margin recovery in Mexico following 2017 disruptions New value-added higher margin products Favorable volume and mix shift trends 2017 YTD reflective of current environment Unimin Key Financials Overview (1) Energy Gross Profit Total Gross Profit SG&A Adjusted EBITDA Industrial Gross Profit Energy Volumes Industrial Volumes 2015A 2016A YTD 9/30/2017A $118 $38 $119 $55 $303 $228 $265 $100 $(89) $(86) $(73) $(26) $214 $142 $192 $74 $185 $190 $146 $45 3Q17 7.8 6.8 8.4 3.1 11.5 12.2 9.2 3.1 All figures in Millions

Unimin is Growing Rapidly and Poised to Expand Further Mt Growth through Capacity Expansion and Operational Efficiency Investments Industrial Materials Proppant Solutions Sufficient capacity in place to meet growing demand of energy and industrial businesses in key geographies and industries Significant expansions throughout 2017 Over 1M tons of annual proppant capacity Greater than 300k of industrial completed in Q3 ‘17 West Texas and Utica expansions underway to address market needs High volume terminal expansions in Permian and Marcellus Attractive brownfield potential expansions across the portfolio Key Drivers Permian and Utica (1) Expansion Utica expansion commissioned in Q4 ’17 and available for full year 2018

Sibelco – Long-term Shareholder Shared Values and Global Expertise Long track record and experience in working with industrial minerals companies to create value Focus on sustainable development and returns as long-term shareholder In-depth knowledge of world markets with global customer relationships Leading technologies in minerals processing with a unique R&D platform Truly global platform & distribution network Vision To be the best global material solutions company: market driven, operationally excellent, with a compelling culture Founded in 1872 Sibelco’s Key Strengths 2016 sales of €2.7Bn Multi-mineral product offering >200 plants in >40 countries ~10,000 employees Belgian, privately-owned

Diversity In Minerals Produced And ... .... End Markets Served Sibelco – Supportive, Value-Added Business Partner Sibelco – Key Highlights Sibelco and the Combined Company Sibelco is not a listed company; shares are traded on the OTC Euronext Expert Market A leading global producer of industrial minerals with operations in >40 countries Founded in 1872 and still privately owned (1) Headquartered in Antwerp, Belgium Present across the value chain 2016 revenues of €2.7Bn and strong financial position Wide variety of minerals & end markets Strong track record of sustainable development Majority owner of Unimin since 1973 (currently wholly owned subsidiary) Sibelco will support NewCo through its leading technologies in minerals processing, in-depth knowledge of global markets and experience in managing industrial minerals companies The combined entity will benefit from Sibelco’s worldwide sales force to distribute NewCo’s products on a global scale while distributing certain Sibelco minerals in NewCo’s key segments Track record of applying the “Sibelco Model” to new businesses and creating value for all stakeholders Quartz Resin Coated Sand Silica Talc Wollastonite Proppant Manganese Dioxide Mineral Sands Nepheline Syenite Olivine Others Iron Oxide Lime Limestone Magnesia Magnetite Clay & Kaolin Cristobalite Dolomite Feldspar Glass Cullet Aluminium Trihydrate Barite Bentonite Calcium Carbonate Chromite Agriculture Construction & Engineering Glass Ceramics Electronic Mining & Metallurgy Coatings & Polymers Energy Sports & Leisure

Section 2 Value Creation for Fairmount Shareholders

Significant Value Creation for Fairmount Santrol Shareholders Illustrative Bottoms-Up Build Up of Value Creation per Fairmount Share (1) $/share 1 2 3 4 3–5x multiple premium $170M cash consideration (3) Based on fully diluted shares outstanding of 229.9M as of 12/8/2017 using the treasury stock method Value uplift range shown based on pre-announcement Fairmount share price of $5.04 as of 12/11/2017 and pre-rumor Fairmount share price of $4.57 as of 10/2/2017 (no value attributed to Relative Contribution at Same Multiple bar in the chart) Value of industrial business at illustrative 3.0–5.0x multiple times higher than contribution in applied to $138M of Unimin industrial LTM EBITDA (based on LTM industrial gross profit less 54% of total Unimin SG&A) * 35% ownership 55-70% Value Uplift (2) 1 (2)

Ownership of 35% for Fairmount Shareholders Implies a Premium Even at Comparable Base Multiples Fairmount Ownership Implied by EBITDA Contribution to Combined Company (1) Relative cumulative EBITDA contribution (like-for-like basis). Adjusted for net debt (Fairmount: $632M; Unimin: $831M) by applying the implied Fairmount EBITDA multiple to Unimin EBITDA (for each period) 35% Ownership for FMSA 1 Adjusted for capital structure to take into account that Fairmount contributes over-proportionally to combined net debt (43% of total) This analysis simplistically values every dollar of EBITDA identically; excludes any premium for predictable Unimin industrial business Unimin Fairmount

Value of Stability Reflected in Industrial Trading Multiples Industrial minerals companies trade at meaningfully higher multiples than proppant companies, and with less volatility due to business model stability 42% of combined companies’ LTM 9/30/2017 gross profit derived from industrial materials solutions Resilient earnings stream generated from diverse products, industries, customers and geographies throughout North America Proppant Multiples (1) Industrial Multiples (1,2) TEV multiple of 2018E EBITDA median consensus from FactSet as of 12/29/17 Group based on peers per Fairmount Santrol proxy statement filed 4/6/2017 (Tronox Ltd. excluded) TEV / 2018E EBITDA TEV / 2018E EBITDA 23% of LTM gross profit from Industrial 28% of LTM gross profit from Industrial 2 56% of Unimin’s LTM gross profit from Industrial Unimin’s industrial business is more diverse than its closest competitors

Indicative Transaction Sources & Uses Indicative Transaction Sources & Uses – As of September 30, 2017 Sources ($M) Total NewCo Sources $1,650 NewCo TLB Uses ($M) Total NewCo Uses $630 Refinancing of Fairmount Net Debt (1) $830 Refinancing of Unimin Net Debt $115 Cash on Balance Sheet $75 Illustrative Transaction Expenses $1,650 $1,650 Pro forma for the refinancing completed 11/01/2017, adjusted for certain items including OID and deferred financing costs Based on fully diluted shares outstanding of 229.9M as of 12/8/2017 using the treasury stock method $170 Cash from Unimin $170 Cash to Fairmount Shareholders 3 In addition to 35% pro forma ownership, Fairmount shareholders are to receive cash consideration of $170M (~$0.74 per share (2)) from Unimin Expected to be a tax-free stock-for-stock exchange with any gain in the Fairmount stock recognized only up to the amount of cash received

>$1Bn(1) Value Creation from Quantified Synergies Based on net present value Synergy split based on 2020 annual estimates by category 4 Rigorous synergy analysis performed by leading consultants over two months in clean room setting 3rd party model assumes Immediate and Substantial Synergies Expected at Low Implementation Costs (2) Origin-Destination Pair Optimization CapEx Benefits Account Consolidation Procurement G&A Targeted synergies of approximately $150M annually 50% of synergies expected in year 1 with full run-rate achieved in year 2 Additional synergies from capex optimization of $30-40M over three years Strong potential for incremental synergies not included in $150M Cross selling (industrial + energy) Further product development Synergy estimates developed through third party market model incorporating significant in-basin capacity build Frac sand demand grows at 16% annually from 2017-2020 Significant Permian and Eagle Ford capacity coming online

Section 3 Market Dynamics

Expected Increase in Proppant Demand for 2018

Increasing Number of Well Completions (1)



U.S. HORIZONTAL LAND RIG COUNT
850
800
750
700
650
600
550
500
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17

- Higher average rig count vs. 2017
- Increasing proportion of horizontal vs. vertical wells
- Higher proportion of wells drilled actually completed
- Well inventory drawdowns (reversal of 2017 DUC build)

Higher Proppant Intensity Per Well (2)



AVERAGE PROPPANT TONS PER U.S. HORIZONTAL WELL
3,600 - 4,000
4,600 - 5,000
5,600 - 6,000
6,500 - 7,000
2015
2016
2017 Est.
2018 Est.

- Modestly longer laterals
- More stages per well
- Higher proppant loading per lateral foot

2018 Proppant demand forecasted to reach 100 million tons (vs. ~ 75 million tons in 2017)

1. Baker Hughes US horizontal land rig count
2. FMSA estimates based on public E&P presentations and internal estimates + PacWest Consulting Partners

25

FairmountSantrol UNIMIN

Growing Demand Across all Basins

Expected 2018 demand to be supplied by both Northern White and Local/Regional sands



Millions of tons
100M Tons in 2018
100
80
60
40
20
0
Over 50% growth outside the Permian
Coarse
40/70
100 Mesh
40/70
100 Mesh
2016 Total Demand
2017 Est. Total Demand
2018 Est. Total Demand
2018 Est. Supply Source* to meet Demand
Permian
Rest of North America

- Demand to be supplied from sources outside of the Permian represents majority of 2018 demand
- The combined company is in prime position to meet this demand with broad product offering, the right grade mix and leading operations and logistics network

- A portion of 40/70 and all coarser grades of Permian demand will continue to be supplied from outside of the Permian

- ~80% of Permian production is expected to be 100 mesh and 20% expected to be 40/70
- Insufficient Permian production of 40/70 mesh
- Oversupply of Permian produced 100 mesh expected

Key assumptions :

- *50M tons of Permian demand and 35M tons of average nameplate capacity in 2018 (~45M tons of nameplate by end of 2018)*
- *Permian demand is 40% 100 mesh, 40% 40/70 and 20% coarse grades in 2018*
- *Permian production is 80% 100 mesh and 20% 40/70 in 2018*
- *Conservatively assumes 100% adoption of local Permian sands*

Source: Management estimates

** Supply source indicates the region from where supply is being produced to meet demand and not indicative of nameplate capacity*

26

FairmountSantrol unimin

Well Suited to Meet Demand Across All Basins Northern White Supplier of Choice in all Basins Strong Permian Footprint ~75M tons Northern White Demand Mix (Permian + Rest of North America) Unimin/FMSA Non-Permian Production by Grade Market Supply for Non-Permian Production by Grade Production by grade well balanced to meet demand Scale, plant locations and terminal network make Unimin / Fairmount a low-cost supplier of high quality sands in all basins (also see page 29) Two plants, each with 3 million tons of annual capacity; different locations help reduce last mile for customer Strategic location of Permian terminals aids in distribution of both local and NWS and helps bridge timing gap between Permian production and customer orders Complements other products by offering solution to customers primarily focused on reducing costs Ability to flex combined Permian production of 40/70 up to 38% depending on market demand Option to increase capacity by additional 3Mt See page 28 for additional detail Source: Management estimates

Permian Assets Strategically Placed to Meet Local Needs



Hobbs
Lamesa
Snyder
Carlsbad
Big Spring
~50-75 Miles (1)
Midland
Odessa
San Angelo
Pecos River

- Unimin Plant
- Unimin Terminals
- Fairmount Santrol Plant
- Fairmount Santrol Terminals
- Drilling Activity
- UP
- BNSF
- TXPF (shortline to BN)

- Combined 6 million ton capacity
- Two plants in different locations with attractive grade mix
- Scheduled to come online in Q2 '18
- Strategically located terminal network
- Option to increase capacity by additional 3Mt

Combined FMSA / Unimin Production by grade in the Permian



38%
62%
100 Mesh
40/70

Note: Locations represented as accurately as possible, indicative only.

1. 35 miles linear distance; c. 50-75 miles by road depending on route

28

FairmountSantrol
unimin

Combined distribution network has access to major railroads Combined terminal network increases throughput capacity and network flexibility Increased unit train terminals allow for more effective and efficient shipments to better serve customers Diversified, Strong Logistics to Meet Demands Across North America Annual Oil & Gas Terminal Throughput Capacity (Mt) (1) Highly Complementary Large-Scale Terminal Network Proppant Rail and Trucking Capacity Access To Major Rail Lines – Enhances Flexibility, Diversity and Cost Efficiencies Regional (Trucking) Regional (Trucking) Regional (Trucking) Unimin figures include owned and exclusively controlled terminals as well as expansions currently underway, but exclude 3rd party terminals utilized

Compelling Pro Forma Investment Thesis Section 4

Balanced industrial minerals and proppants production with diverse offerings and customer segments driving profitability Diversified geographical exposure with more than 10% of pro forma revenue coming from outside the United States Diversified and Balanced Portfolio Pro Forma Volume; Mt, LTM (9/30/2017) Total Pro Forma Gross Profit (1) (2); $M, LTM (9/30/2017) Sales Volumes Profitability Fairmount financials prepared under US-GAAP; Unimin financials prepared under IFRS Gross profit previously shown as $559M in the Dec. 2017 presentation, increase in gross profit reflects a reclassification of costs to SG&A in Unimin’s financials Industrial Materials Proppant Solutions $573M 79% 21% 54% 46% 58% 42%

Product Breadth to Win Across Segments Broad Product Portfolio Wide Range of Customer Segments Glass Construction & Building Products Ceramics Coatings & Polymers Metals & Castings Filtration Oil & Gas High-Purity Sands High quality pure silica sand supplying O&G and industrial customers Custom Blending Expert custom blends of sand, aggregates, minerals, colorants and other materials DustShield Chemical solution that will lower the amount of respirable crystalline silica and reduce or eliminate the need for costly engineering controls Propel SSP® Increases reservoir recovery by optimizing well geometry & operational efficiencies Resin-Coated Products High-performance resin systems and advanced resin coated products for energy and industrial customer segments Silica-free material that improves abrasion & weathering resistance in paints + acts as flux in glass & ceramics production Nepheline Syenite Sports & Recreation

Complementary Footprint Across North America Plants Plants Terminals (1) Terminals (1) Excludes coating operations in Denmark & China Includes O&G and Industrial Note: Locations represented as accurately as possible, indicative only Combined footprint of more than 50 sand & coating plants across North America (1) Access to all major railways serving major oil & gas basins Expanded terminal network with 96 terminals across US and Canada (2) Well positioned Industrial business in growing Southeastern US and Mexican markets Mexico Canada

Stable Industrial Base with Energy Poised for Growth Adjusted EBITDA (1) Fairmount Adj. EBITDA as disclosed in SEC filings, Unimin financials prepared under IFRS with Adjusted EBITDA developed consistent with Fairmount methodology for comparability purposes $M

Pro Forma Capitalization – Supported by a Strong & Flexible Balance Sheet Pro forma for the refinancing completed on 1 November 2017 Pro forma for illustrative transaction expenses Fairmount financials prepared under US-GAAP; Unimin financials prepared under IFRS with Adj. EBITDA developed consistent with Fairmount methodology for comparability purposes; assumes expected run-rate synergies of approximately $150M Note: Small differences due to rounding Moody’s: “Merger with Unimin is Credit Positive” “The combination is credit positive because the merged entity will benefit from broader scale; a large, comprehensive logistics network; diversification in terms of product and geography; and a more balanced profit stream as the proppants segment represents 60% of gross profit and the industrial segment represents 40%, pro forma for the 12 months ended September 30, 2017. In addition, the industrial segment generates more predictable earnings stream which will help the new entity to weather the volatility in oil and natural gas end markets” Positive Reception by Credit Rating Agencies S&P: “Fairmount Santrol Inc. Ratings Placed On Watch Positive On Planned Merger With Unimin Corp.” “We believe the new entity will have a better credit profile than the stand-alone business of Fairmount Santrol. In addition, the combined company will be larger, offering more products across more diversified end markets and operating across a larger geographic footprint in more countries.” $Bn Net Debt (1) (2) 0.6 0.8 1.5 Select Credit Metrics Net Debt / LTM Adj. EBITDA + run-rate synergies (3) 2.8x 3.4x 3.9x Net Debt / LTM Adj. EBITDA (3) 4.0x Pro Forma Balance Sheet (As of September 30, 2017)

Industry Defining Transaction Benefiting All Stakeholders SUPPLIERS Increased supply chain efficiency Distribution network increases throughput capacity and provides supplier flexibility CUSTOMERS Enhanced logistical & operational flexibility to better serve our customers Enlarged plant footprint brings us closer to our customers Improved access to capital to grow with our customers Greater product breadth and development capabilities EMPLOYEES Improved stability in volatile environment Greater opportunities within a leading proppant and industrial materials solutions provider SHAREHOLDERS Significant value creation from substantial synergies Strong cash flow generation driving flexibility in capital allocation Higher multiple awarded for resilient and growing industrial business $170M cash consideration to existing shareholders upon closing of the transaction DEBTHOLDERS Improved leverage position Enhanced cash flow generation through-the-cycle from synergies and resilient industrial business

Roadmap to Completion Regulatory approvals and customary closing conditions Approval by Fairmount Santrol shareholders Shareholders representing 26% have entered into voting agreements (1) Expected to close around mid 2018 Public listing of combined company on NYSE concurrent with closing As of COB 12/8/2017 (measurement date in the merger agreement)

Appendix Unimin Selected Assets

Unimin’s Industrial Business – Glass and Ceramics Ceramics Glass Overview Active in container, float and fiberglass markets Strong cash flow generator for Unimin Growth driven by niche applications and geographies Long term contractual positions underpin performance Overview US housing construction main driver for production growth in both US and Mexico in both sanitary and tile applications Design trends favoring ceramic tiles in homes Unimin’s low cost production, geographical proximity, breadth of portfolio and technical capabilities are differentiated attributes Selected Assets Selected Assets State Bulk Loading Railroad Plant Coahuila, Mexico Truck N/A Canoitas (Silica) Veracruz, Mexico Truck and Rail Ferrosur Jáltipan (Silica) State Bulk Loading Railroad Plant Texas Truck and Rail Union Pacific Troup (Ball Clay) Puebla, Mexico Truck N/A Ahuazo-tepec (Feldspar)

Unimin's Industrial Business – Coatings & Polymers

Coatings & Polymers

Overview

- Architectural coatings sales enjoys relatively steady growth driven by housing starts, DIY and industry consolidation
- Mineral portfolio includes nepheline syenite, microcrystalline silica, silica and kaolin
- Nepheline syenite, is a niche filler in decorative paints and its use is increasing due to several growth drivers:
  - Superior performance improvement vs. carbonates in paint
  - Dynamic housing market comprising new home starts and a sizeable home improvement market fueled by higher home equity
  - Customer consolidation
  - Development of new Minex® grades that provide functionality in new applications
- Plastics growth targeting food-based applications will drive additional growth

Selected Assets

Plant		State	Bulk Loading	Railroad
Troy Grove (Nepheline)		Illinois	Truck and Rail	Union Pacific
Tamms (Nepheline)		Illinois	Truck and Rail	Truck to Canadian National and Union Pacific

Selected Assets

Plant		State	Bulk Loading	Railroad
NSO (Nepheline)		Ontario, Canada	Truck and Rail	Canadian Pacific
Elco (Microcrystalline Silica)		Illinois	Truck	N/A

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Multi-mineral portfolio including silica, lime, clays, kaolin and feldspars Applications include mortars, grouts, carpet and roof backing and other cementing applications Assets well-positioned in growing geographies Unimin’s Industrial Business – Construction Construction Overview Selected Assets Selected Assets State Bulk Loading Railroad Plant Georgia Truck and Rail CSX Junction City (Silica) State Bulk Loading Railroad Plant North Carolina Truck and Rail CSX Marston (Silica) Alabama Truck and Rail CSX, NS Calera (Lime) New Jersey Truck and Rail W&W to CSX and NS Dividing Creek (Silica) Virginia Truck and Rail W&W to CSX and NS Gore (Silica) Idaho Truck and Rail Union Pacific Emmett (Silica)

Unimin's Energy Business – Selected Key Assets

Northern White and Regional Sand Assets

Plant		Bulk Loading	Railroad
Tunnel City, Wisconsin		Truck and Rail	Canadian Pacific
Kasota		Rail	Union Pacific
Guion, Arkansas		Truck and Rail	MNA (Missouri & Northern Arkansas) short line to the UP
Oregon, Illinois		Truck and Rail	BSNF Railroad
Cleburne, Texas		Truck Only	Truck Only
Voca, Texas		Truck Only	Truck Only
Roff, Oklahoma		Truck, Rail	BSNF Railroad
Utica, Illinois		Truck, Rail & Barge	CSX (Direct and Unit Train Capabilities), UP, BNSF Norfolk Southern (indirect)

Terminals

Terminal		Shale Play	Rail Road
Benwood		Marcellus	CSX
Jerry Run		Marcellus	CSX
New Town		Bakken	Canadian Pacific
Odessa (Four Terminals)		Permian	Union Pacific
Pond Creek		Mid Con	Union Pacific

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